GENERAL GROWTH PROPERTIES, INC.
110 N. Wacker Drive
Chicago, IL 60606

November 12, 2010

VIA EDGAR AND FACSIMILE

Ms. Karen Garnett

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	General Growth Properties, Inc. – Registration Statement
on Form S-11 (No. 333-168111)

Dear Ms. Garnett:

We refer to the registration statement on Form S-11 (File No. 333-168111) (the “Registration Statement”) of General Growth Properties, Inc., formerly New GGP, Inc. (the “Company”), relating to its registration of common stock, par value $0.01 per share.

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 3:00 p.m. (Eastern time) on Monday, November 15, 2010, or as soon as practicable thereafter.

The Company hereby acknowledges the following:

1.              should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.              the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.              the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities and Exchange Act of 1934, as amended, with respect to the proposed public offering of the securities specified in the Registration Statement.

Please call Matthew D. Bloch at (212) 310-8165 or Heather L. Emmel at (212) 310-8849 of Weil, Gotshal & Manges LLP to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

GENERAL GROWTH PROPERTIES, INC.

		By:	/s/ Linda Wight
Name: Linda Wight
Title: Vice President and Deputy General Counsel

cc:	Matthew D. Bloch, Esq.
Heather L. Emmel, Esq.
Weil, Gotshal & Manges LLP